Exhibit 99.1

Weibo Reports Second Quarter 2016 Financial Results

BEIJING, China, August 8, 2016–Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                   Net revenues increased 36% year over year to $146.9 million, exceeding the Company’s guidance between $138 million and $143 million.

•                  Advertising and marketing revenue increased 45% year over year to $127.2 million.

•                  Weibo Value-Added Services (“VAS”) revenue was $19.7 million, compared to $20.0 million for the same period last year.

•                  Net income attributable to Weibo increased 516% year over year to $25.9 million, and diluted net income per share was $0.12, compared to $0.02 for the same period last year.

•                  Non-GAAP net income attributable to Weibo increased 225% year over year to $35.5 million, and non-GAAP diluted net income per share was $0.16, compared to $0.05 for the same period last year.

•                  Adjusted EBITDA increased 152% year over year to $38.8 million, or 26% of net revenues.

•                  Monthly active users (“MAUs”) in June 2016 grew 33% year over year to 282 million, 89% of which were mobile users. Average daily active users (“DAUs”) in June 2016 grew 36% year over year to 126 million.

“Weibo is benefiting from the strong adoption of social marketing with key account and SME revenues growing 73% and 107% year over year, respectively, in the second quarter.” said Gaofei Wang, Weibo’s CEO. “User growth continues to be robust, especially coming from mobile, where we are seeing short video and live video taking off. Additionally, we are seeing strong operating leverage from Weibo’s financial model, resulting from strong revenue growth, coupled with the platform nature of our business model.”

Second Quarter 2016 Financial Results

For the second quarter of 2016, Weibo reported net revenues of $146.9 million, compared to $107.8 million for the same period last year. Advertising and marketing revenue totaled $127.2 million, compared to $87.9 million for the same period last year. Advertising and marketing revenue from key accounts and small & medium-sized enterprises (SME) was $114.3 million, compared to $59.4 million for the same period last year. Revenue from Alibaba was $12.8 million, compared to $28.4 million for the same period last year. Weibo VAS revenue totaled $19.7 million, compared to $20.0 million for the same period last year.

Costs and expenses for the second quarter of 2016 totaled $119.6 million, compared to $105.5 million for the same period last year. Non-GAAP costs and expenses were $112.2 million, compared to $98.1 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in bandwidth costs resulting from strong video consumption and overall growth in traffic, increase in marketing expenses and value added taxes associated with higher revenues, and higher personnel-related costs.

Income from operations for the second quarter of 2016 was $27.3 million, compared to $2.3 million for the same period last year. Non-GAAP income from operations was $34.7 million, compared to $9.7 million for the same period last year.

Non-operating loss for the second quarter of 2016 was $1.0 million, compared to a non-operating income of $2.2 million for the same period last year.

Net income attributable to Weibo for the second quarter of 2016 was $25.9 million, or diluted net income per share of $0.12, compared to $4.2 million for the same period last year, or diluted net income per share of $0.02. Non-GAAP net income attributable to Weibo for the second quarter of 2016 was $35.5 million, or diluted net income per share of $0.16, compared to $10.9 million for the same period last year, or diluted net income per share of $0.05.

As of June 30, 2016, Weibo’s cash, cash equivalents and short-term investments totaled $396.5 million. For the second quarter of 2016, cash provided by operating activities was $24.1 million, capital expenditures totaled $1.5 million, and depreciation and amortization expenses amounted to $3.5 million.

Business Outlook

For the third quarter of 2016, Weibo estimates that its net revenues to be between $168 million and $173 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets and related tax provision, gain on the sale of investments and impairment on investments, net, and dividend income. In addition, adjusted EBITDA excludes depreciation expenses, interest income, net, and income tax expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

Weibo will host a conference call at 9 PM – 10 PM Eastern Time on August 8, 2016 (or 9 AM – 10 AM Beijing Time on August 9, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 (888) 346-8982

Hong Kong Toll Free:  +852 800-905-945

China Toll Free:  +86 400-120-1203

International:  +1 (412) 902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, August 15, 2016. The dial-in number is +1 (412) 317-0088. The passcode for the replay is 10089309.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 28, 2016 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2016	2015	2016	2016	2015

Net revenues:
Advertising and marketing	$127,173	$87,867	$99,246	$226,419	$167,027
Weibo VAS	19,712	19,975	20,044	39,756	37,105
Total net revenues	146,885	107,842	119,290	266,175	204,132

Costs and expenses:
Cost of revenues (a)	40,657	33,689	36,626	77,283	62,614
Sales and marketing (a)	32,166	28,514	30,041	62,207	59,700
Product development (a)	37,611	35,009	36,934	74,545	69,337
General and administrative (a)	9,200	8,292	8,538	17,738	14,664
Total costs and expenses	119,634	105,504	112,139	231,773	206,315
Income (loss) from operations	27,251	2,338	7,151	34,402	(2,183)

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(3,440)	608	(868)	(4,308)	608
Interest and other income , net	2,411	1,621	1,420	3,831	3,077
	(1,029)	2,229	552	(477)	3,685

Income before income tax expenses	26,222	4,567	7,703	33,925	1,502
Income tax expenses	(1,796)	(414)	(548)	(2,344)	(409)
Net income	24,426	4,153	7,155	31,581	1,093
Less: Net income (loss) attributable to noncontrolling interest	(1,431)	(43)	57	(1,374)	(53)

Net income attributable to Weibo	$25,857	$4,196	$7,098	$32,955	$1,146

Basic net income per share attributable to Weibo	$0.12	$0.02	$0.03	$0.15	$0.01
Diluted net income per share attributable to Weibo	$0.12	$0.02	$0.03	$0.15	$0.01

Shares used in computing basic net income per share attributable to Weibo	213,537	207,512	212,269	212,903	206,267
Shares used in computing diluted net income per share attributable to Weibo	221,611	218,125	219,626	220,780	217,351

(a) Stock-based compensation in each category:

Cost of revenues	$543	$289	$508	$1,051	$541
Sales and marketing	900	735	1,018	1,918	1,429
Product development	2,501	2,401	3,555	6,056	4,709
General and administrative	3,364	3,568	3,406	6,770	5,861

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2016	2015

Assets
Current assets:
Cash and cash equivalents	$129,942	$237,440
Short-term investments	266,575	98,439
Accounts receivable, net	114,585	120,230
Prepaid expenses and other current assets	48,191	42,295
Current assets subtotal	559,293	498,404

Property and equipment, net	20,312	22,850
Goodwill and intangible assets, net	12,199	13,083
Investments	293,713	294,679
Other assets	5,242	10,173
Total assets	$890,759	$839,189

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable *	$30,461	$40,456
Accrued liabilities *	134,429	117,040
Deferred revenues	35,743	39,091
Amount due to SINA	17,617	12,188
Current liabilities subtotal	218,250	208,775

Long-term liability	2,065	2,385
Total liabilities	220,315	211,160

Shareholders’ equity :
Weibo shareholders’ equity	664,589	620,672
Non-controlling interest	5,855	7,357
Total shareholders’ equity	670,444	628,029

Total liabilities and shareholders’ equity	$890,759	$839,189

* Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $37.9 million as of December 31, 2015.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	June 30, 2016				June 30, 2015				March 31, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$127,173			$127,173	$87,867			$87,867	$99,246			$99,246
Weibo VAS	19,712			19,712	19,975			19,975	20,044			20,044
Net revenues	$146,885			$146,885	$107,842			$107,842	$119,290			$119,290

		(7,308	)(a)			(6,993	)(a)			(8,487	)(a)
		(161	)(b)			(373	)(b)			(241	)(b)
Total costs and expenses	$119,634	$(7,469)		$112,165	$105,504	$(7,366)		$98,138	$112,139	$(8,728)		$103,411

		7,308	(a)			6,993	(a)			8,487	(a)
		161	(b)			373	(b)			241	(b)
Income from operations	$27,251	$7,469		$34,720	$2,338	$7,366		$9,704	$7,151	$8,728		$15,879

		7,308	(a)			6,993	(a)			8,487	(a)
		161	(b)			373	(b)			241	(b)
		(40	)(c)			(93	)(c)			(60	)(c)
		3,440	(d)			(608	)(d)			868	(d)
		(1,177	)(e)			80	(e)			(280	)(e)
Net income attributable to Weibo	$25,857	$9,692		$35,549	$4,196	$6,745		$10,941	$7,098	$9,256		$16,354

Diluted net income per share attributable to Weibo	$0.12			$0.16	$0.02			$0.05	$0.03			$0.07

Shares used in computing diluted net income per share attributable to Weibo	221,611			221,611	218,125			218,125	219,626			219,626

Adjusted EBITDA:

Non-GAAP net income				$35,549				$10,941				$16,354
Interest income, net				(1,893)				(1,562)				(1,300)
Income tax expenses				1,836				507				608
Depreciation expenses				3,316				5,521				3,300
Adjusted EBITDA				$38,808				$15,407				$18,962

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Six months ended
	June 30, 2016				June 30, 2015
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$226,419			$226,419	$167,027			$167,027
Weibo VAS	39,756			39,756	37,105			37,105
Net revenues	$266,175			$266,175	$204,132			$204,132

		(15,795	)(a)			(12,540	)(a)
		(402	)(b)			(744	)(b)
Total costs and expenses	$231,773	$(16,197)		$215,576	$206,315	$(13,284)		$193,031

		15,795	(a)			12,540	(a)
		402	(b)			744	(b)
Income (loss) from operations	$34,402	$16,197		$50,599	$(2,183)	$13,284		$11,101

		15,795	(a)			12,540	(a)
		402	(b)			744	(b)
		(100	)(c)			(185	)(c)
		4,308	(d)			(608	)(d)
		(1,457	)(e)			70	(e)

Net income attributable to Weibo	$32,955	$18,948		$51,903	$1,146	$12,561		$13,707

Diluted net income per share attributable to Weibo	$0.15			$0.24	$0.01			$0.06

Shares used in computing diluted net income per share attributable to Weibo	220,780			220,780	217,351			217,351

Adjusted EBITDA:

Non-GAAP net income				$51,903				$13,707
Interest income, net				(3,193)				(2,943)
Income tax expenses				2,444				595
Depreciation expenses				6,616				10,780
Adjusted EBITDA				$57,770				$22,139

(a) To adjust stock-based compensation.

(b) To adjust amortization of intangible assets.

(c) To adjust tax provision on amortization of intangible assets.

(d) To adjust net gain on the sale of investments and impairment on investments and dividend income.

(e) To adjust income (loss) attributable to non-controlling interests.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2016	2015	2016	2016	2015

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$114,324	$59,444	$88,126	$202,450	$104,111
Alibaba	12,849	28,423	11,120	23,969	62,916
Subtotal	127,173	87,867	99,246	226,419	167,027

Weibo VAS	19,712	19,975	20,044	39,756	37,105
	$146,885	$107,842	$119,290	$266,175	$204,132